PROSPECTUS

Derma Sciences, Inc.

1,300,000 Shares of
Common Stock

_______________

        The shareholders of Derma Sciences listed below are offering and selling 1,300,000 shares of common stock under this prospectus.  We will not receive any part of the proceeds from sales of the shares.

        Our common stock is quoted on:  (1) the National Association of Securities Dealers OTC Bulletin Board trading under the ticker symbol “DSCI”, and (2) the Boston Stock Exchange trading under the ticker symbol “DMS”.  On August 16, 2002 the closing price for the common stock as reported by the OTC Bulletin Board was $0.35.

_______________

        These shares involve risks.  See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

_______________

The date of this prospectus is August 19, 2002.

DERMA SCIENCES

        We market and sell three lines of products.  Our wound care products consist of sprays, ointments and dressings for the management of chronic non-healing skin ulcerations, surgical incisions and burns.  Our specialty fastener products consist of sterile pressure sensitive adhesive wound closure strips, pressure sensitive adhesive catheter fasteners and tubular net dressings.  Our general purpose and specialized skincare products consist of body washes, shampoos, an incontinent wash, a moisture barrier ointment, skin moisturizers and lotions, hand washes and sanitizers and a hard surface disinfectant.

        We sell our products through our own direct sales force, through manufacturers’ representatives and through independent distributors.  Our primary customers are nursing homes, hospitals, clinics and home healthcare agencies.  Our products are available throughout the United States and in selected international markets.

        Our executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey and our telephone number is (609) 514-4744.

RISK FACTORS

        This investment involves a high degree of risk and you should purchase shares only if you can afford a complete loss of your investment.  Consider carefully these risk factors and other information in this prospectus.

        The potential increase in common shares due to the conversion or exercise of outstanding derivative securities may have a depressive effect upon the market value of the shares.

        Approximately 7,764,607 shares of our common stock are issuable upon the conversion or exercise of outstanding derivative securities in the form of convertible preferred stock, warrants and options.  The shares of common stock issuable upon conversion or exercise of derivative securities are substantial compared to the 4,331,276 shares of common stock currently outstanding.

        If we generate profits, our common stock’s “fully diluted” earnings per share will be calculated assuming the conversion or exercise of all dilutive derivative securities.  Earnings per share of common stock would be substantially diluted by the existence of these derivative securities regardless of whether they are converted or exercised.  This dilution of earnings per share could have a depressive effect upon the market value of our common stock.

We have incurred historical losses and we cannot guarantee future profitability.

        We earned income of $192,398 in 2001 and incurred losses of $2,581,337 in 2000 and $2,998,919 in 1999.  For the three months ending March 31, 2002, we earned income of $64,215 (unaudited) and had an accumulated deficit of $10,666,731 (unaudited).  During the second and third quarters, 2000, we restructured our operations with a view to reducing operating expenses.  The primary component of this restructuring was a reduction in our full-time staff from approximately 80 to 40 employees. As a result of this restructuring, we achieved profitability in all four quarters of 2001 and the first quarter of 2002.  However, we cannot offer you any assurance that we will be able to generate sustained or significant earnings.

Our stock price has been volatile and this volatility is likely to continue.

        Historically, the market price of our common stock has been volatile.  The high and low prices for the months January through June, 2002 are set forth in the table below:

Derma Sciences
Trading Range - Common Stock

                 Month                         Low              High
                 -----                         ---              ----

                 January, 2002                $0.60             $0.80
                 February, 2002               $0.60             $0.73
                 March, 2002                  $0.53             $0.65
                 April, 2002                  $0.50             $0.72
                 May, 2002                    $0.45             $0.70
                 June, 2002                   $0.35             $0.72

         Events that may affect our stock price include:

•	Quarter to quarter variations in our operating results;
•	Changes in earnings estimates by securities analysts;
•	Changes in interest rates or other general economic conditions;
•	Changes in market conditions in the wound care and skin care industries; and
•	The introduction of new products either by us or by our competitors.

        Although all publicly traded securities are subject to price and volume fluctuations, it is likely that our common stock will experience these fluctuations to a greater degree than the securities of more established and better capitalized organizations.

The rate of reimbursement for the purchase of our products by government and private insurance is subject to change.

        Sales of several of our wound care and specialty fastener products depend partly on the ability of our customers to obtain reimbursement for the cost of our products from government health administration agencies, such as Medicare and Medicaid, and private health insurance companies. Historically, about fifteen percent of our sales have been eligible for Medicare or Medicaid reimbursement and about five percent of our sales have been eligible for reimbursement from private insurance companies.  During 2001, approximately sixteen percent of sales of wound care products and five percent of sales of specialty fastener products, representing about seven percent of overall sales, were eligible for Medicare or Medicaid reimbursement.

        Both government health administration agencies and private insurance firms continuously seek to reduce healthcare costs.  These cost reduction efforts may adversely affect both the eligibility of our products for reimbursement and the rate of reimbursement.  Although we believe that reimbursement policies relative to our products will remain stable for the foreseeable future, we cannot assure you that our products will continue to be eligible for reimbursement indefinitely or that the rate of reimbursement will not be reduced.

Our success may depend upon our ability to protect our patents and proprietary technology.

        We own patents, both in the United States and abroad, for our Dermagran Spray, Dermagran Ointment, Dermagran II Moisturizing Spray and Dermagran II Ointment.  We rely upon the protection afforded by our patents and trade secrets to protect the technology we develop or license.  Our success may depend upon our ability to protect our intellectual property.  However, the enforcement of intellectual property rights can be both expensive and time consuming. Therefore, we may not be able to devote the resources necessary to prevent infringement of our intellectual property.  Also, our competitors may develop or acquire substantially similar technologies without infringing our patents or trade secrets.  For these reasons, we cannot be certain that our patents and proprietary technology will provide us with a competitive advantage.

Most of our products are manufactured by third party manufacturers.

        Approximately two thirds of our products are manufactured by third party manufacturers. Topiderm, Inc. produces wound care ointment which accounts for about twenty percent of our sales.  TapeMark Company produces wound closure strips and catheter fasteners which account for about twenty percent of our sales.  Each of our other manufacturers produces products which individually account for less than ten percent of our sales.

        We consider our relationships with our third party manufacturers to be excellent.  Although there are several manufacturers potentially available for each of our products, if a current manufacturer were unable or unwilling to continue to manufacture our products, distribution and sales of the affected products could be delayed for the period necessary to secure a replacement.

Competitors could invent products superior to ours and cause our products and technology to become obsolete.

        We operate in an industry where technological developments occur at a rapid pace. We compete with a large number of established companies and institutions many of which have more capital, larger staffs and greater expertise than Derma Sciences.  The companies with which we compete include Bristol Myers Squibb-Convatec, Smith & Nephew, Johnson & Johnson, 3M, Provon, Calgon Vestal-Steris and Chester Laboratories.  Our competitors currently manufacture and distribute a variety of products which are in many respects comparable to our own.  While we have no specific knowledge of products under development by our competitors, it is possible that our competitors may develop technologies and products that are more effective than any that we currently have.  If this occurs, any of our products and technology affected by these developments could become obsolete.

Although we are insured, any product liability claims could materially adversely affect our business.

        We sell pharmaceutical products and are exposed to the risk of lawsuits claiming alleged injury caused by our products.  Among the grounds for potential claims against us are injuries due to alleged product inefficacy and injuries resulting from infection due to allegedly non-sterile products.  Although we carry product liability insurance with limits of $1.0 million per occurrence and $2.0 million aggregate with $5.0 million in umbrella coverage, this insurance may not be adequate to reimburse us for all damages that we could suffer as a result of successful product liability claims.  No product liability claim has ever been made against us and we are not aware of any pending product liability claims.  However, a successful product liability suit could materially adversely affect our business.

        Some of the information in this prospectus may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and may be subject to the safe harbor created by that section.  You can identify these statements by noting the use of forward-looking terms like “believes,” “expects,” “plans,” “estimates” and other similar words.  Risks, uncertainties or assumptions that are difficult to predict may affect these kinds of statements.  The preceding risk factors and other cautionary statements could cause our actual operating results to differ materially from those expressed in any forward-looking statement. We caution you to keep in mind the preceding risk factors and other cautionary statements and to refrain from placing undue reliance on any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and you can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like Derma Sciences, that file electronically with the SEC.  Additional information about Derma Sciences can also be found at our Web site at http://www.dermasciences.com.

        The SEC allows us to “incorporate by reference” the information from the documents we file with them which means that we can disclose important information to you by referring you to those documents.  The information which we incorporate by reference is part of this prospectus.  Additional information that we file with the SEC will automatically update previous information.  We incorporate the following documents by reference into this prospectus:

(a)	Derma Sciences' registration statement on Form 8-A effective May 13, 1994.
(b)	Derma Sciences’ current report on Form 8-K filed July 9, 1998 relative to its series B financing.
(c)	Derma Sciences’ proxy statement filed August 3, 1998 relative to the second special meeting of shareholders held September 9, 1998 for the purpose of authorizing additional preferred stock in furtherance of Derma Sciences' series B financing.
(d)	Derma Sciences’ current report on Form 8-K filed August 20, 1999 relative to Derma Sciences’ series C financing.
(e)	Derma Sciences’ current report on Form 8-K filed January 10, 2000 relative to Derma Sciences’ series D financing.
(f)	Derma Sciences’ current report on Form 8-K filed January 10, 2000 relative to the merger of Derma Sciences’ wholly owned subsidiary, Genetic Laboratories Wound Care, Inc., into Derma Sciences.
(g)	Derma Sciences’ current report on Form 8-K filed April 25, 2000 and amended May 31, 2000 relative to Derma Sciences’ restructuring of its sales force.
(h)	Derma Sciences’ current report on Form 8-K filed May 23, 2000 relative to Derma Sciences’ restructuring of its sales force.

(i)	Derma Sciences’ current report on Form 8-K filed June 20, 2000 relative to the assumption by Edward J. Quilty, President and Chief Executive Officer of Derma Sciences, of full-time status.
(j)	Derma Sciences’ current report on Form 8-K filed July 13, 2000 relative to the execution of a distribution agreement with Merit Medical Systems, Inc.
(k)	Derma Sciences’ current report on Form 8-K filed July 18, 2000 and amended August 14, 2000 relative to Derma Sciences’ series E financing.
(l)	Derma Sciences’ current report on Form 8-K filed March 19, 2001 relative to extension of the maturities of Derma Sciences’ series C and series D convertible bonds.
(m)	Derma Sciences’ current report on Form 8-K filed March 27, 2001 relative to the non-renewal of Derma Sciences’ sales agreement with Beverly Enterprises, Inc.
(n)	Derma Sciences’ current report on Form 8-K filed June 13, 2001 relative to the execution of employment agreements with Edward J. Quilty and John E. Yetter, CPA.
(o)	Derma Sciences’ current report on Form 8-K filed March 7, 2002 relative to the conversion into equity securities of Derma Sciences’ series C and series D convertible bonds.
(p)	Derma Sciences’ annual report on Form 10-KSB filed April 1, 2002 for the year ended December 31, 2001.
(q)	Derma Sciences’ quarterly report on Form 10-QSB filed May 14, 2002 for the quarter ended March 31, 2002.
(r)	Derma Sciences’ current report on Form 8-K filed May 22, 2002 relative to Derma Sciences’ establishment of a revolving credit facility.
(s)	Derma Sciences’ current report on Form 8-K filed June 6, 2002 relative to Derma Sciences’ private placement of common stock.
(t)	Derma Sciences’ current report on Form 8-K filed July 31, 2002 relative to Derma Sciences’ agreement to acquire substantially all of the assets of Dumex Medical Inc.

        All documents filed by Derma Sciences pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post effective amendment to the registration statement which indicates that all shares of common stock offered by this registration statement have been sold, or which deregisters all shares of common stock then remaining unsold, are incorporated by reference into this prospectus from the date of filing of these documents.  Any statement contained in this prospectus or in a document incorporated in this prospectus by reference will be considered modified or replaced for purposes of this prospectus if the statement is modified or replaced by a statement in a later document that also is incorporated by reference in this prospectus.

        This prospectus is part of a registration statement we filed with the SEC under the Securities Act of 1933.  As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that were filed with it.  The statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete.  We qualify any statement by reference to the copy of the contract or document filed as an exhibit to the registration statement.  If you would like a copy of any document incorporated in this prospectus by reference (other than exhibits unless these exhibits are specifically incorporated by reference in a document), you can call or write to us at our principal executive offices, Attention: Edward J. Quilty, President and Chief Executive Officer, at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540, telephone (609) 514-4744.  We will provide this information upon written or oral request and without charge to any person, including a beneficial owner, to whom a copy of this prospectus is delivered.

        We have not authorized any dealer, salesperson or other individual to give any information or to make any representation not contained or incorporated by reference in this prospectus.  If you receive any of that kind of information or if any of those types of representations are made to you, you must not rely on the information or representations as having been authorized by Derma Sciences.  Also, you must not consider that the delivery of this prospectus or any sale made under it implies that the affairs of Derma Sciences have remained unchanged since the date of this prospectus or that the information contained in this prospectus is correct or complete as of any time after the date of this prospectus.

        This prospectus and any supplement to this prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities covered by this prospectus to any person in any jurisdiction in which this offer or solicitation is unlawful.

USE OF PROCEEDS

        All of the net proceeds from the sale of the shares will go to the selling shareholders who offer and sell their shares.  Accordingly, we will not receive any proceeds from the sale of the shares.

SELLING SHAREHOLDERS

        We have agreed with the selling shareholders to register the following shares of our common stock purchased by the selling shareholders in a transaction not involving a public offering.  We also agreed to use our best efforts to keep the registration statement effective until the earlier of two years from the date the registration statement becomes effective or until the shares may be publicly sold in accordance with SEC rules. Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares.

        The following table presents information regarding the selling shareholders’ ownership of our common stock.  We determine each selling shareholder’s pre-offering ownership by assuming that all options and warrants held by the selling shareholder have been exercised and all shares of convertible preferred stock held by the selling shareholder have been converted into common stock.  We determine each selling shareholder’s post-offering ownership by assuming that all of the shares offered by this registration statement are sold.  Except as noted, no selling shareholder has had any position, office or other material relationship with Derma Sciences, or any of its affiliates, during the past three years other than as an owner of our securities:

                                                                                   Percentage of
                                                                    Shares to be    Outstanding
                                       Shares           Shares          Owned       Shares to be
                                    Beneficially        Offered         After       Owned After
                       Name             Owned           Hereby         Offering       Offering
                       ----             -----           ------         --------       --------

Dolphin Offshore Partners..........     480,002         200,000         280,002           6.3%
Guerrilla Partners.................     308,000         300,000           8,000            (*)
Vivek Jain.........................      45,084          20,000          25,084            (*)
Kensington Management Group, LLC...   1,372,000         500,000         872,000          18.0%
Geoffrey T. Michael................      10,000          10,000               0           0.0%
Saleem and Ann T. Noorani..........      30,000          30,000               0           0.0%
James T. O'Brien...................     124,100          30,000          94,100           2.1%
Edward J. Quilty...................     753,740          50,000         703,740          14.7%
Synergetics Capital................     833,337         120,000         713,337          14.6%
Stephen T. Wills, CPA, MST              288,836          20,000         268,836           5.9%
John E. Yetter, CPA................     124,000          20,000         104,000           2.2%
                                      ---------       ---------       ---------

         Total Shares..............   4,369,099       1,300,000       3,069,099

____________________
(*)Less than one percent.

PLAN OF DISTRIBUTION

        The selling shareholders may offer their shares of our common stock at various times in one or more of the following transactions:

•	In the over-the-counter market;
•	On the OTC Bulletin Board, the Boston Stock Exchange or any national securities exchange or market on which our common stock may be listed at the time of sale;
•	Through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	Through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
•	In ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	Through options, swaps or derivatives;
•	In privately negotiated transactions;

•	In transactions to cover short sales;
•	Through any other legally permissible method; and
•	Through a combination of any of the previous methods of sale.

        The selling shareholders may sell their shares of our common stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell the shares.  In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions, discounts or concessions from a selling shareholder or, if any broker-dealer acts as agent for the purchaser of the shares, from a purchaser in amounts to be negotiated. This compensation may, but is not expected to, exceed that which is customary for the types of transactions involved.  Broker-dealers may agree with a selling shareholder to sell a specified number of shares at a stipulated price per share.  If the broker-dealer is unable to sell the shares as agent for a selling shareholder, it may purchase as principal any unsold shares at the price required to fulfill the broker-dealer’s commitment to the selling shareholder.  Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions in the over-the-counter market or otherwise at market prices and terms then prevailing or in negotiated transactions.

        The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In this event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        From time to time the selling shareholders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver their shares of our common stock in connection with these transactions or in settlement of securities loans.  In addition, selling shareholders may pledge their shares pursuant to the margin provisions of customer agreements with their broker-dealers.  Upon delivery of these shares or upon default by a selling shareholder, the broker-dealer or financial institution may offer and sell the shareholder’s pledged shares.

RECENT TRANSACTION

        During the second quarter ended June 30, 2002, the Company expensed approximately $95,000 of previously deferred costs relating to a potential acquisition. The acquisition for which these costs had been incurred is no longer being pursued.

LEGAL MATTERS

        For the purposes of this offering, Hedger & Hedger, 2 Fox Chase Drive, P.O. Box 915, Hershey, Pennsylvania, 17033, is giving its opinion on the validity and non-assessability of the shares.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in the prospectus and elsewhere in the registration statement.  Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.